T:\flh\series\NSAR77D.
For the fiscal period ended (s) 12/31/98
File number  811-03623

                         SUB-ITEM 77-D

                         EXHIBITS

          Policies with respect to security investment


              The Prudential Series Fund, Inc.

                  Supplement to Prospectus
                      dated May 1, 1998


The following information replaces in their entirety the first five paragraphs of disclosure under the heading, "Investment Objectives and Policies of the Portfolios - Balanced Portfolios - Conservative Balanced Portfolio" in the Prospectus:

Balanced Portfolios

Conservative Balanced Portfolio. The objective of this portfolio is to achieve a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.

To achieve this objective, the Conservative Balanced Portfolio will follow a policy of maintaining a more conservative asset mix among stocks, bonds and money market instruments than the Flexible Managed Portfolio. In general, the portfolio manager will observe the following range of target asset allocation mixes:

    Asset Type         Minimum       Normal       Maximum

      Stocks             15%          35%           75%
  Bonds and Money        25%          65%           85%
      Market

The portfolio manager will make variations in the proportions of each investment category in accordance with its judgment about the expected returns and risks of the various investment categories, but will maintain at least 25% of the value of the portfolio's assets in fixed-income securities.

The bond portion of this portfolio will be invested primarily in securities with ratings at the time of purchase within the four highest grades determined by Moody's, S&P, or a similar nationally recognized rating service or if unrated, of comparable quality in the opinion of the portfolio manager. However, the portfolio may purchase below-investment grade debt. The risks of medium to lower rated securities, also known as high risk securities, are described further in the prospectus. A description of corporate bond ratings is contained in the Appendix to the statement of additional information.

Up to 20% of the bond portion of this portfolio may be invested in United States currency denominated debt securities issued outside the United States by foreign or domestic issuers. The stock portion of this portfolio will be invested primarily in the equity securities of major, established corporations in sound financial condition that appear to offer attractive prospects of a total return from dividends and capital appreciation that is superior to broadly based stock indices. The portfolio may also invest in preferred stock, including below investment grade preferred stock, and other equity-related securities. The money market portion of the portfolio will hold high quality money market instruments of the kind held by the Money Market Portfolio. Moreover, when conditions dictate a temporary defensive strategy or during temporary periods of portfolio structuring and restructuring, the Conservative Balanced Portfolio may invest, without limit, in high quality money market instruments of the kind held by the Money Market Portfolio.
























Supplement effective August 31, 1998